UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 9, 2026

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Blvd. Suite 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Entry into Agreement and Plan of Merger

On November 9, 2026, 1st stREIT Office Inc., a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TH Abide LLC, a Delaware limited liability company (“TH Abide”), and Jeffrey Karsh and the Jeffrey Karsh Trust UAD 11/9/2016 (together, the “Buyer Members”). The Merger Agreement provides for the merger of the Company with and into TH Abide, with TH Abide continuing as the surviving entity (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock issued and outstanding immediately prior to the Effective Time, other than shares owned by TH Abide or any of its subsidiaries, will automatically be cancelled and converted into the right to receive $7.00 in cash, without interest and subject to applicable withholding taxes (the “Merger Consideration”). Shares owned by TH Abide or any of its subsidiaries will be cancelled without payment. The Merger Consideration is subject to adjustment for stock splits, stock dividends and similar changes in the Company’s common stock as provided in the Merger Agreement.

Upon completion of the Merger, the Company will cease to exist as a separate entity, and its stockholders will cease to have an equity interest in the Company or its property portfolio. TH Abide will succeed to the Company’s interests in 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) and be admitted as its sole general partner. The Operating Partnership will continue without dissolution, and its outstanding limited partnership units held by limited partners will remain outstanding and will not be converted into Merger Consideration. Following completion of the Merger, the Company intends to take the steps necessary to terminate its Regulation A reporting obligations, subject to applicable requirements.

Relationships with TH Abide and Board Approval

TH Abide is beneficially owned by Jeffrey Karsh, the Company’s Chief Executive Officer, Chief Investment Officer and a director. The Jeffrey Karsh Trust, for which Bruce Karsh, Jeffrey Karsh’s father, serves as trustee, owns 99.95% of TH Abide, and Jeffrey Karsh directly owns the remaining 0.05%. Jeffrey Karsh also is the sole owner of Tryperion Holdings LLC, the Company’s sponsor and the parent of SW Manager, LLC, the Company’s external manager. Karsh-related holders will retain their limited partnership units in the Operating Partnership following the Merger. These relationships give rise to interests that may differ from, or be in addition to, those of the Company’s stockholders generally.

The Company’s board of directors (the “Board”), with Jeffrey Karsh recused from all deliberations and votes concerning the Merger, determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, approved and adopted the Merger Agreement, and recommended that stockholders vote to approve the Merger. The proxy statement referred to below will describe the Board’s process, the property appraisals, and the interests and relationships of the participating directors in greater detail.

Closing Conditions, Covenants and Funding

Completion of the Merger is subject to the affirmative vote of holders of at least a majority of the outstanding shares of the Company’s common stock entitled to vote on the matter and the absence of legal prohibitions on the Merger. The Merger is subject to customary closing conditions, including the receipt of lender consent to the continuation or assumption of the Company’s existing loans and the related change of control.

The Merger is not subject to a financing condition. The Company has agreed not to solicit competing acquisition proposals, subject to exceptions permitting the Board, before receipt of the required stockholder approval and in compliance with the Merger Agreement, to respond to qualifying unsolicited proposals, change its recommendation in specified circumstances, or terminate the Merger Agreement to enter into an agreement for a Superior Proposal, as defined therein. These exceptions are subject to the applicable notice, negotiation and other requirements of the Merger Agreement.

Without TH Abide’s prior written consent, the Company generally may not declare or pay dividends other than ordinary course dividends at the rate of its last regularly declared dividend, subsidiary distributions to the Company, and distributions reasonably necessary to preserve its REIT qualification or avoid entity-level income or excise taxes. Dividends declared or authorized before the Effective Time must be paid in full before the Effective Time.

The Merger Agreement may be terminated by mutual written consent and in specified circumstances, including a qualifying uncured breach, failure to obtain the required stockholder approval, a final nonappealable order prohibiting the Merger, or failure to complete the Merger by 11:59 p.m. Eastern Time on May 10, 2027 (the “Outside Date”), subject to the limitations and extensions specified in the Merger Agreement. The Outside Date may be extended once by 30 days if the specified conditions are met and is subject to extension in connection with a qualifying specific-performance action. The Company also has specified termination rights in connection with a Superior Proposal, an Intervening Event or TH Abide’s failure to close when the required conditions have been met; TH Abide has specified termination rights following a change in the Board’s recommendation.

In specified circumstances involving a change in the Board’s recommendation or a termination by the Company in connection with a Superior Proposal or Intervening Event, the Company must pay TH Abide a $125,000 termination fee. In specified circumstances involving TH Abide’s failure to close, TH Abide must pay the Company a $125,000 termination fee, subject to escrow and limitations intended to preserve the Company’s REIT income-test compliance. In specified breach-related termination circumstances, either party may be required to reimburse the other party’s actual out-of-pocket transaction expenses up to $75,000. Any expense reimbursement previously paid is credited against a termination fee subsequently payable by the same party. The agreement also provides for specific performance and injunctive relief, subject to its terms.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and incorporated herein by reference.

Item 3. Material Modification to Rights of Securityholders

The disclosure in Item 1 under “Closing Conditions, Covenants and Funding” concerning limitations on dividends under the Merger Agreement is incorporated into this Item 3 by reference.

Item 6. Changes in Control of Issuer

The disclosure in Item 1 concerning the Merger Agreement, the contemplated Merger, the Buyer Members and the relationships among the parties is incorporated into this Item 6 by reference. The Merger Agreement provides for a transaction that, if consummated, will result in TH Abide succeeding to the Company’s business and assets. The Merger has not been consummated as of the date of this report.

Additional Information

The Company intends to email stockholders with a proxy statement describing the Merger and the related special meeting of stockholders on or about November 10, 2026. STOCKHOLDERS SHOULD READ THE PROXY STATEMENT AND ANY OTHER RELEVANT MATERIALS WHEN AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. This report does not replace the proxy statement. Information concerning the interests of the Company’s directors, officers and affiliates in the Merger will be described in the proxy statement.

Forward Looking Statements

This Current Report on Form 1-U contains forward-looking statements concerning the proposed Merger, including its anticipated completion, timing, funding and effects and the termination of the Company’s reporting obligations.. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including failure to obtain stockholder approval or required lender or other consents, failure to satisfy closing conditions or fund and complete the transaction, termination of the Merger Agreement, litigation, transaction costs and business disruption, adverse developments affecting the Company’s properties or the office real estate market, and other risks including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

This report contains forward-looking statements concerning the proposed Merger, including its anticipated completion, timing, funding and effects and the termination of the Company’s reporting obligations. Actual results may differ materially because of risks including failure to obtain stockholder approval or required lender or other consents, failure to satisfy closing conditions or fund and complete the transaction, termination of the Merger Agreement, litigation, transaction costs and business disruption, adverse developments affecting the Company’s properties or the office real estate market, and other risks described in the Company’s offering statements and reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these statements except as required by law.

Exhibit Index

Exhibit No.	Description
6.1	Agreement and Plan of Merger, dated as of November 9, 2026, by and among 1st stREIT Office Inc., TH Abide LLC and Jeffrey Karsh and the Jeffrey Karsh Trust.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC. a Maryland Corporation

By:	/s/ Janet Pudelko
Name:	Janet Pudelko
Title:	CFO

Date: November 10, 2026